MDS INC. NORMAL COURSE ISSUER BID

Toronto, Canada - June 17, 2004... MDS Inc. (TSX: MDS; NYSE: MDZ) announced today it has filed a Notice of Intention to make a normal course issuer bid to purchase up to 11,945,440 (10% of the public float of 119,454,399) Common Shares from time to time during the next 12 months, if deemed appropriate by the Chief Executive Officer and Chief Financial Officer of the Company. This will replace the Normal Course Issuer Bid, which expires on June 20, 2004, under which purchases of 35,000 Common Shares at an Average Price of $17.5988 were made.

Under the new bid, MDS may purchase up to 11,945,440 Common Shares. As of May 31, 2004, there were 141,881,728 Common Shares issued and outstanding. The purchases may begin June 21, 2004 and will end no later than June 20, 2005. The shares will be purchased through the facilities of the TSX at market price.

Since all purchases of Common Shares associated with the issuer bid will be made in the open market, the Company is not in a position to know the identity of those from whom it may purchase Common Shares. To the best of its knowledge and belief, after reasonable enquiry, no director, senior officer, associate of a director or senior officer of the Company, or person acting jointly or in concert with the Corporation, intends to dispose of shares under this normal course issuer bid.

The Company has determined that any purchase of its outstanding Common Shares is an attractive investment opportunity and an appropriate use of funds.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further information contact:

Sharon Mathers Vice-President, Investor Relations 416-675-6777 ext. 2695 smathers@mdsintl.com